# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mister Car Wash, Inc., CIK 0001853513
CUSIP: 60646V105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 222 E. 5th Street, Tucson, Arizona (AZ), 85705
Date of event which requires filing of this statement: 05/19/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001531051

## Reporting persons
- Green Equity Investors VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Green Equity Investors Side VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GEI Capital VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- LGP Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Leonard Green & Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Green VI Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- LGP Associates VI-A LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- LGP Associates VI-B LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- Peridot Coinvest Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)

## Item 1. Issuer
Name of issuer: Mister Car Wash, Inc.
Address of issuer's principal executive offices: 222 E. 5th Street, Tucson, Arizona 85705

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons:"

A. Green Equity Investors VI, L.P.

B. Green Equity Investors Side VI, L.P.

C. GEI Capital VI, LLC

D. Leonard Green & Partners, L.P.

E. LGP Management, Inc.

F. Green VI Holdings, LLC

G. LGP Associates VI-A LLC

H. LGP Associates VI-B LLC

I. Peridot Coinvest Manager LLC

As of the date hereof, Green Equity Investors VI, L.P., a Delaware limited partnership ("GEI VI"), is the direct owner of 0 shares of Common Stock of the Issuer, Green Equity Investors Side VI, L.P., a Delaware limited partnership ("GEI Side VI"), is the direct owner of 0 shares of Common Stock of the Issuer, LGP Associates VI-A LLC, a Delaware limited liability company ("Associates VI-A"), is the direct owner of 0 shares of Common Stock of the Issuer, and LGP Associates VI-B LLC, a Delaware limited liability company ("Associates VI-B"), is the direct owner of 0 shares of Common Stock of the Issuer.

GEI Capital VI, LLC, a Delaware limited liability company, is the general partner of GEI VI and GEI Side VI. Green VI Holdings, LLC, a Delaware limited liability company, is a limited partner of GEI VI and GEI Side VI. Leonard Green & Partners, L.P., a Delaware limited partnership ("LGP"), is the management company of GEI VI and GEI Side VI. LGP Management, Inc., a Delaware corporation, is the general partner of LGP. Peridot Coinvest Manager LLC, a Delaware limited liability company, is the manager of each of Associates VI-A and Associates VI-B.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025
Citizenship: Each of the Reporting Persons is organized in the state of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on each cover page.

In connection with the terms of an Agreement and Plan of Merger, dated February 17, 2026 (the "Merger Agreement"), by and among the Issuer, MCW Parent, LP ("Parent"), Boson Merger Sub, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), and, solely for purposes of certain provisions in the Merger Agreement, Mister Car Wash Holdings, Inc., a wholly owned subsidiary of the Issuer, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger").

Immediately prior to the effective time of the Merger, pursuant to the Contribution Agreement, dated February 17, 2026, by and among Parent, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B, the shares of the Issuer's Common Stock, par value $0.01 (the "Shares"), owned by the Reporting Persons were contributed and assigned to Parent in exchange for equity interests in Parent. In accordance with the terms of the Merger Agreement, at the effective time of the Merger, the Shares were automatically cancelled and extinguished without any conversion thereof or consideration paid therefor. As such, as of May 19, 2026, the Reporting Persons no longer beneficially own any Shares. This filing represents an exit filing for the Reporting Persons.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Green Equity Investors VI, L.P.: By: GEI Capital VI, LLC, its General Partner, By: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/19/2026)
- Green Equity Investors Side VI, L.P.: By: GEI Capital VI, LLC, its General Partner, By: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/19/2026)
- GEI Capital VI, LLC: By: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/19/2026)
- LGP Management, Inc.: By: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/19/2026)
- Leonard Green & Partners, L.P.: By: LGP Management, Inc., its General Partner, By: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/19/2026)
- Green VI Holdings, LLC: By: LGP Management, Inc., its Manager, By: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/19/2026)
- LGP Associates VI-A LLC: By: Peridot Coinvest Manager LLC, its Manager, By: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/19/2026)
- LGP Associates VI-B LLC: By: Peridot Coinvest Manager LLC, its Manager, By: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/19/2026)
- Peridot Coinvest Manager LLC: By: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/19/2026)